GAE 4.444-13
December 11, 2013

Itaú Unibanco Holding S.A.
Investor Relations Office
Mr. Alfredo Egydio Setubal

Dear Sirs,

We request clarifications, until December 12th, 2013, about the news published by the newspaper “O Estado de São Paulo”, as of December 11th, 2013, under the headline “Itau is disputing the control of the 5th largest Chilean bank” (free translation of “Itaú está na disputa pelo controle do 5º maior banco do Chile”), as well as other information that you might consider important.

This request is made under the terms of the Cooperation Agreement entered into by and between CVM and BM&FBOVESPA on December 13th, 2011, and failure to comply with it may subject the company to a punitive fine imposed by the Company Relationship Superintendence (“Superintendência de Relações com Empresas” – SEP) of the Brazilian Securities and Exchange Commission (“Comissão de Valores Mobiliários” – CVM), pursuant to CVM Instruction No. 452/07.

Sincerely,

Nelson Barroso Ortega
Companies Monitoring Unit
BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange

c.c.	CVM - Brazilian Securities and Exchange Commission
Mr. Fernando Soares Vieira – Corporate Relations Office
Mr. Waldir de Jesus Nobre – Trading and Markets Supervision Office

São Paulo-SP, December 11, 2013.

To
BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros
Gerência de Acompanhamento de Empresas
São Paulo, SP

Dear sirs,

Subject: Clarification request – GAE 4.444-13

In response to the letter of the Gerência de Acompanhamento de Empresas da BMFBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (GAE 4.444-13) and because of the recent news published in the newspaper “O Estado de São Paulo” with the headline “Itau is disputing the control of the 5th largest Chilean bank” (free translation of “Itaú está na disputa pelo controle do 5º maior banco do Chile”), Itaú Unibanco Holding S.A. (“Company”)  hereby clarifies that it has been maintaining discussions with Corpbanca, a bank with operations and head offices in Chile and with a subsidiary in Colombia, aiming at the business combination of the operations of Corpbanca and the Company in said countries.

fls.2

The Company has presented a proposal to Corpbanca with terms and conditions for implementing the business combination, through which the Company would have control of said operations and, based on such proposal, the negotiations have been intensified on the last days. Nevertheless, this business opportunity is being discussed with other interested parties in a competitive bidding process organized by Corpbanca, and the Company does not have any information about the status and the negotiation stage with such other interested parties. In the event the Company becomes the winner of this bidding process, the conclusion of the deal will be conditioned upon the negotiation and execution of definitive agreements, which shall detail all terms and conditions of the transaction which are currently under negotiation, as well as the applicable corporate and regulatory approvals in Brazil and overseas.

In line with its transparency commitment to its shareholders and the market, the Company clarifies that it will disclose the negotiation results and that it expects that the transaction, if successfully concluded, will not have any material effect in its results for the coming years.

Regards,

ITAÚ UNIBANCO HOLDING S.A.
Alfredo Egydio Setubal
Investor Relations Officer

c.c.	CVM - Brazilian Securities and Exchange Commission
Mr. Fernando Soares Vieira – Corporate Relations Office
Mr. Waldir de Jesus Nobre – Trading and Markets Supervision Office